Exhibit 99.1


CONTACT:


Yoram Bibring
Fundtech Ltd.
Tel: 1-201-946-1100
Email: yoramb@fundtech.com




                     FUNDTECH REPORTS THIRD QUARTER RESULTS

JERSEY CITY, N.J.--November 4, 2002--Fundtech Ltd. (Nasdaq: FNDT), a leading provider of global payments, cash management solutions and FX settlement solutions, today announced its financial results for the third quarter ended September 30, 2002.

Revenues for the third quarter were $9.7 million, an increase of 4% from the second quarter of 2002; and a decline of 8 % compared to the third quarter of 2001. Compared to the second quarter, license revenues increased $0.9 million to $2.7 million offsetting a $0.6 million decrease in service revenues. The increase in license revenues is attributable primarily to revenues recognized from PAYplus for CLS (TM) long- term projects, which have recently "gone live" into production.

Excluding amortization of intangibles, non-recurring expenses and amortization of capitalized software development costs, the adjusted net loss for the third quarter was $2.6 million, or $0.18 per share, compared with an adjusted net loss of $3.2 million, or $0.23 per share, for the second quarter of 2002 and, compared with an adjusted net loss of $4.4 million or $0.31 in the third quarter of 2001.

On a GAAP basis, net loss for the third quarter was $4.8 million, or $0.33 per share, compared to net loss of $3.9 million, or $0.27, for the second quarter of 2002. The net loss in the third quarter of 2001 was $14.4 million, or $1.02 per share.

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"While I am pleased with our progress on the operational side, our market remains weak and we have not seen signs of real recovery. I was very proud of our recent success in taking live 12 of our PAYplus for CLS (TM) customers. As we expected, this milestone contributed to our revenue growth in the third quarter and will also contribute to our revenue growth in the fourth quarter" said Reuven Ben Menachem, Chairman and CEO of Fundtech. "Despite these difficult market conditions we remain committed to our goal of reducing our losses and moving into profitability in 2003." Additional third quarter highlights:

o    Went live with CASHplus(TM), our next generation cash management solution;

o    Added four new customers in the US;

o    Closed 24 new deals;

o Expanded business with our existing customers, including additional functionality and new licenses to accommodate additional seats and transaction volume; and

o    Implemented the previously announced cost cutting program.

About Fundtech

Fundtech (http://www.fundtech.com) is a leading provider of global payments and cash management solutions enabling businesses through their banks to electronically manage cash, process payments and transfer funds. The Company's client-server and Internet software products and services automate the process of transferring funds among corporations, banks and clearance systems and enable businesses to manage global cash positions efficiently and in real-time. Its solutions have been sold to more than 700 financial institutions around the globe.

Forward Looking Statements:

Statements included in this Release may contain forward-looking statements. Such forward-looking statements are made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements may relate, but are not limited, to projections of revenues, income or loss, capital expenditures, plans for growth and future operations, competition and regulation as well as assumptions relating to the foregoing. Forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted or quantified. When used in this Release, the words, "estimates," "expects," "anticipates," "believes," "plans," "intends," and variations of such words and similar expressions are intended to identify forward-looking statements that involve risks and uncertainties. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements. The factors that could cause actual results to differ materially

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from those discussed or identified from time to time in Fundtech's public filings, including general economic and market conditions, changes in regulations and taxes and changes in competition in pricing environment. Undo reliance should not be placed on these forward-looking statements, which are applicable only as of the date hereof. Fundtech undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this Release or to reflect the occurrence of unanticipated events.

CONTACT: Fundtech Ltd.
 Yoram Bibring, 201/946-1100
 yoramb@fundtech.com